

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via Facsimile
Raul Goncalves Pinheiro
President
Auto Home Lock, Inc.
Rua Presidente Lincoln 218
Atibaia
Sao Paulo, Brazil 12945-040

> **Re:** **Auto Home Lock, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 30, 2011**
> **File No. 333-175792**

Dear Mr. Pinheiro:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Prospectus Cover Page

1. Please reconcile your response to comment 5, which indicates that you have not established a Brazilian bank account, with your disclosure in the second paragraph on page 4 and your October 11, 2011 response to prior comment 1 which both indicate that you have opened a Brazilian bank account. To the extent that you do not have a Brazilian bank account, please disclose the second sentence of your response to comment 5 in the summary and explain to us how you will operate a business in Brazil without a corporate bank account in that country. For instance, how will you pay your expenses, including the income and payroll taxes that you reference on page 32, without a corporate bank account in Brazil? Please also confirm that you have obtained all applicable federal and state taxpayer registry numbers necessary to open a bank account and/or operate a business in Brazil.

Raul Goncalves Pinheiro
Auto Home Lock, Inc.
December 15, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas E. Puzzo, Esq.